EXHIBIT 99.1

Endeavour Silver Produces 1,059,322 oz Silver and 9,558 oz Gold (1.8 Million oz Silver Equivalents) in the Second Quarter, 2019

VANCOUVER, July 10, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) reports its production results for the Second Quarter, 2019 from the Company’s four silver-gold mines in Mexico: the Guanaceví mine in Durango state, the Bolañitos and El Cubo mines in Guanajuato state and the El Compas mine in Zacatecas state.

Silver production in the Second Quarter, 2019 was 1,059,322 ounces (oz) and gold production was 9,558 oz, resulting in silver equivalent production of 1.8 million oz at an 80:1 silver-gold ratio.  The 22% lower silver production and 30% lower gold production compared to Q2, 2018 were due to the planned reduction of mine output at El Cubo and lower throughput and grades at Bolanitos, partly offset by higher production from Guanacevi and initial commercial production from El Compas.

Bradford Cooke, Endeavour CEO, commented, “After a challenging first quarter, we initiated multiple measures in the second quarter to improve the operating and financial performance at each mine.  As a result, we saw increases in mine and plant throughput, silver and gold grades and recoveries at El Compas and both grades and recoveries at Guanacevi.  We expect tonnes and grades at Guanacevi and grades at El Compas to continue to rise towards plan in Q3.  El Cubo’s operating performance was in line with plan in Q2 and the mine is expected to continue on target in Q3.  Bolanitos operated well below plan in Q2 however the measures implemented there should have a positive impact on its operating performance in H2, 2019.”

“During the second quarter, we reported positive drill results from our brownfields exploration programs at Guanacevi and Bolanitos and received the final tailings permit for the Terronera mine project.  We plan to complete a final optimized prefeasibility study for Terronera in the third quarter and arrange appropriate financing to build Endeavour's next core asset. A preliminary economic assessment and mine permitting are both underway for the Parral mine project, which is our largest exploration project in 2019.”

Production Highlights for Second Quarter, 2019 (Compared to Second Quarter, 2018)

  Silver production decreased 22% to 1,059,322 oz
  Gold production decreased 30% to 9,558 oz
  Silver equivalent production was 1.8 million oz (80:1 silver: gold ratio)
  Silver oz sold decreased 13% to 1,100,065 oz
  Gold oz sold decreased 32% to 9,416 oz
  Bullion inventory at quarter-end included 68,559 oz silver and 247 oz gold
  Concentrate inventory at quarter-end included 49,562 oz silver and 1,656 oz gold

Operations Summary for Second Quarter, 2019

A Company-wide review of the four mines at the end of Q1, 2019 identified several deficiencies in the operating performance at each mine-site.  As a result, management initiated multiple measures in Q2, 2019 including changes of mine-site management and contractors, changes to shift and contractor supervision, renting used mining equipment and leasing new mining equipment, revising the 2019 mine plans for all four mines, particularly Guanacevi, and reducing the work force.  The Company also took actions to cut operating and administrative costs and deferred all discretionary expenditures.

The Company’s immediate goal is to generate free cash flow at current metal prices during the second half of 2019.  Management notes that while the actions started to have a positive impact on the mine operating performance in Q2, and that trend is expected to continue in Q3, the Company incurred significant one-time expenditures (e.g. severance payments and down-payments for new mining equipment) and once-annual expenditures (e.g. certain Mexico bonuses and profit-sharing) which will impact the Company’s financial performance in Q2, 2019.

At Guanacevi, production increased compared to both Q2, 2018 and Q1, 2019 due to higher grades and recoveries, as the measures implemented in Q2, 2019 started to gain traction.  June was the best month of Q2 with throughput up 12%, silver grade up 17%, gold grade up 25%, silver recovery up 5% and gold recovery up 2% compared to the Q1, 2019 monthly averages.  Although still behind plan, throughput and silver grade are expected to continue rising in Q3, 2019.  Mining rates in the Milache orebody and the “SCS” underground development were higher in Q2 and should continue to improve in Q3.

At Bolañitos, production decreased compared to both Q2, 2018 and Q1, 2019 due to lower throughput and grades, partly offset by higher silver recoveries.  Mine output declined because the mine plan had to be re-sequenced to allow for blending of high and low arsenic ores, and due to equipment availability issues.  The combination of blending ores and using an effective arsenic suppressor in the flotation circuit reduced the arsenic content to acceptable levels in the concentrates.  However, new equipment was purchased or rented in June to resolve the availability issues in different parts of the mine. Additionally, now that the El Compas mine is running smoothly, the Operations Manager has been reassigned to Bolanitos to improve its performance. Both throughput and grades are expected to rise in Q3.

At El Cubo, production decreased compared to both Q2, 2018 and Q1, 2019 due to lower throughput (as planned) and gold grade (related to variability in the orebodies), partly offset by higher recoveries.  Throughput should remain stable and grades will continue to fluctuate in Q3.

At El Compas, production increased compared to Q1, 2019 due to higher throughput, grades and silver recovery in the first full quarter of commercial production. Throughput was 94% of plan, while gold grade exceeded plan, silver grade was lower than plan and both gold and silver recoveries were below plan. Both throughput and silver grade are expected to rise in Q3 and work continues on improving recoveries.

Production Tables for Second Quarter, 2019

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt (1)	Au gpt (1)	Ag %	Au %	Oz	Oz
Guanaceví	75,591	831	242	0.62	91.3%	90.7%	536,966	1,367
Bolañitos	76,386	839	78	1.49	89.7%	82.9%	171,891	3,035
El Cubo	64,421	708	178	1.63	88.6%	86.4%	326,458	2,918
El Compas	21,242	233	72	4.35	48.8%	75.3%	24,007	2,238
Consolidated	237,640	2,640	157	1.51	88.5%	83.0%	1,059,322	9,558
(1) gpt = grams per tonne

Production Tables for the Six Months Ended June 30, 2019

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt (1)	Au gpt (1)	Ag %	Au %	Oz	Oz
Guanaceví	152,148	841	224	0.57	90.8%	89.8%	995,110	2,505
Bolañitos	163,020	901	82	1.67	85.6%	85.3%	367,901	7,465
El Cubo	143,959	795	181	1.75	88.4%	87.2%	740,441	7,063
El Compas(2)	25,032	228	70	4.24	48.3%	75.6%	27,225	2,580
Consolidated	484,159	2,764	155	1.48	88.1%	85.1%	2,130,677	19,613
(1) gpt = grams per tonne
(2) Results are as of commercial production achieved March 16, 2019

Three Months Ended June 30			Q2 2019 Highlights	Six Months Ended June 30
2019	2018	% Change		2019	2018	% Change
237,640	314,305	(24%)	Throughput (tonnes)	484,159	639,974	(24%)
1,059,322	1,355,895	(22%)	Silver ounces produced	2,130,677	2,706,735	(21%)
9,558	13,674	(30%)	Gold ounces produced	19,613	26,882	(27%)
1,039,596	1,328,844	(22%)	Payable silver ounces produced	2,089,811	2,653,700	(21%)
9,332	13,396	(30%)	Payable gold ounces produced	19,141	26,340	(27%)
1,823,962	2,381,445	(23%)	Silver equivalent ounces produced(1)	3,699,717	4,857,295	(24%)
1,100,065	1,258,617	(13%)	Silver ounces sold	2,169,450	2,664,760	(19%)
9,416	13,800	(32%)	Gold ounces sold	18,975	26,474	(28%)
(1) Silver equivalent ounces calculated using 80:1 ratio.

Revised 2019 Production Guidance

The Company anticipates it will generate free cash flow in the Third and Fourth Quarters, 2019, with Second Half production expected to be higher than First Half production and Second Half costs forecasted to be lower than First Half costs.  However, 2019 full year production is expected to be lower than the original 2019 guidance and 2019 costs are anticipated to be higher than originally forecast.  The revised 2019 production and cost guidance are as follows:

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/Day (tpd)
Guanacevi	2.2-2.4	5.5-6.0	2.6-2.9	900-1,200
Bolanitos	0.7-0.9	15.0-17.0	1.9-2.3	1,000-1,200
El Cubo	1.2-1.3	12.0-13.0	2.2-2.3	700-750
El Compas	0.1-0.1	7.0-8.0	0.7-0.7	200-275
Total	4.2-4.7	39.5-44.0	7.4-8.2	2,800-3,425

The Company will provide updated costs guidance with the release of the Second Quarter Financial Results.

Release of Second Quarter, 2019 Financial Results and Conference Call

The 2019 Second Quarter Financial Results will be released before market on Thursday, August 8, 2019 and a telephone conference call will be held the same day at 10:00am PT (1:00pm ET). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 3413#. The audio replay and a written transcript will be available on the Company's website at www.edrsilver.com under the Investor Relations, Events section.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates four high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2019 including changes in mining operations and production levels, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.